# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GILDAN ACTIVEWEAR INC., CIK 0001061894
CUSIP: 375916103
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 600 De Maisonneuve Blvd. West, 33rd Floor, Montreal, Quebec Canada (A8), H3A 3J2
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001123778-24-000003
Filed by CIK 0001123778

## Reporting persons
- 1832 Asset Management L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 707,264; shared voting power 600; sole dispositive power 707,264; shared dispositive power 600; aggregate amount beneficially owned 707,864 (0.44411% of the class)
- MD Financial Management Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 143,064; shared voting power 0; sole dispositive power 143,064; shared dispositive power 0; aggregate amount beneficially owned 143,064 (0.08976% of the class)
- Scotia McLeod, a division of Scotia Capital Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 138,971; shared voting power 0; sole dispositive power 138,971; shared dispositive power 0; aggregate amount beneficially owned 138,971 (0.08719% of the class)
- Jarislowsky, Fraser Limited: type of reporting person: investment adviser (IA); citizenship or place of organization: Quebec Canada (A8); sole voting power 10,328,349; shared voting power 0; sole dispositive power 10,328,349; shared dispositive power 0; aggregate amount beneficially owned 10,328,349 (6.47999% of the class)

## Item 1. Issuer
Name of issuer: GILDAN ACTIVEWEAR INC.
Address of issuer's principal executive offices: 600 De Maisonneuve Blvd. West, 33rd Floor, Montreal, QUEBEC, CANADA H3A 3J2

## Item 2. Person Filing
Name of person filing:
1832 Asset Management L.P.
MD Financial Management Inc.
Scotia McLeod, a division of Scotia Capital Inc.
Jarislowsky, Fraser Limited
Address of principal business office or, if none, residence:
Scotiabank North, 40 Temperance Street, 16th Floor, Toronto, Ontario, M5H 0B4, Canada
1870 Alta Vista Drive, Ottawa, Ontario, K1G 6R7, Canada
40 King St. West, Scotia Plaza, 52nd Floor, toronto, Ontario, M5W 2X6, Canada
1010 Sherbrooke St. West, 20th Floor, Montreal, Quebec, Canada, H3A 2R7
Citizenship:
Canadian
Canadian
Canadian
Canadian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), investment adviser (IA)
Type of institution (non-U.S. institution) or other detail: Investment Adviser and Broker Dealer

## Item 4. Ownership
Amount beneficially owned: 11318248
Percent of class: 7.10105
Sole power to vote or to direct the vote: 11317648
Shared power to vote or to direct the vote: 600
Sole power to dispose or to direct the disposition: 11317648
Shared power to dispose or to direct the disposition: 600

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Fund Manager and Portfolio Manager is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
Exhibit 1 - Filing Joint Agreement
Exhibit 2 - Power of Attorney

## Signatures
- 1832 Asset Management L.P.: /s/ Kevin Brown, Vice President, Asset Management Compliance, Bank of Nova Scotia (11/07/2024)
- MD Financial Management Inc.: /s/ Kevin Brown, Vice President, Asset Management Compliance, Bank of Nova Scotia (11/07/2024)
- Scotia McLeod, a division of Scotia Capital Inc.: /s/ Kevin Brown, Vice President, Asset Management Compliance, Bank of Nova Scotia (11/07/2024)
- Jarislowsky, Fraser Limited: /s/ Kevin Brown, Vice President, Asset Management Compliance, Bank of Nova Scotia (11/07/2024)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.